EXHIBIT 8



                                   [Silver, Freedman & Taff, L.L.P. Letterhead]

Board of Directors
Charter One Financial, Inc.
1215 Superior Avenue
Cleveland, Ohio  44114


         RE: FEDERAL INCOME TAX CONSEQUENCES ARISING FROM THE MERGERS CONTEMPLATED BY THAT CERTAIN AGREEMENT AND PLAN OF MERGER AND REORGANIZATION BY AND BETWEEN CHARTER ONE FINANCIAL, INC., CHARTER ONE BANK F.S.B., CS FINANCIAL CORPORATION AND THE CUYAHOGA SAVINGS ASSOCIATION DATED APRIL 23, 1998 (THE "AGREEMENT)

Ladies and Gentlemen:

         In connection with filings to be made by COFI with the Office of Thrift Supervision and the Securities and Exchange Commission, set forth herein below is this firm's opinion relating to certain federal income tax consequences applicable to the Mergers contemplated by the Agreement. Capitalized terms used herein which are not expressly defined herein shall have the meaning assigned to them in the Agreement.

                                      FACTS

         COFI is a stock corporation organized and existing under the laws of the State of Delaware. Merger Sub is a stock corporation to be organized and existing under the laws of the State of Ohio as a first-tier wholly owned subsidiary of COFI. Merger Sub will be formed for the sole purpose of facilitating the Company Merger. Charter One Bank is a federally chartered savings bank and a wholly-owned indirect subsidiary of COFI. COFI's principal business consists of lending and deposit taking activities through Charter One Bank.

         CSFC is a stock corporation organized and existing under the laws of the State of Ohio. CSFC Bank is an Ohio chartered savings and loan association and a wholly owned direct subsidiary of CSFC. CSFC's principal business consists of lending and deposit taking activities through CSFC Bank

                                   ASSUMPTIONS


         A. All conditions precedent contained in the Agreement shall be performed or waived prior to the Effective Time.

         B. Each of COFI, Charter One Bank, CSFC and CSFC Bank will provide customary tax representation letters to us prior to deal completion.



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         C. All of the  stockholders  of CSFC are  citizens or  residents of the
United States of America ("U.S. Holders"). For purposes hereof, U.S. Holders do not include certain classes of taxpayers including but not limited to foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire CSFC Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of CSFC Common Stock in a hedging transaction or as part of a straddle or conversion transaction.


                                    OPINIONS

         Subject to the foregoing and to the conditions and limitations expressed elsewhere herein, we are of the opinion that for federal income tax purposes:

         1. Each of the Company Merger, the Corporate Merger and the Bank Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code;

         2. except as provided in paragraph 4 below, no gain or loss will be recognized by any U.S. Holder upon the exchange of all such U.S. Holder's CSFC Common Stock solely for COFI Common Stock in the Company Merger; the aggregate adjusted tax basis of shares of COFI Common Stock (including a fractional share interest in COFI Common Stock deemed received and redeemed as described below) received by such U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of the CSFC Common Stock exchanged therefor;

         3. the holding period of the COFI Common Stock received by a U.S. Holder in the Company Merger will include the holding period of the CSFC Common Stock surrendered and exchanged therefor, provided that such shares of CSFC Common Stock were held as a capital asset by such U.S. Holder at the Effective Time; and

         4. a U.S. Holder who receives cash in lieu of a fractional share interest in COFI Common Stock in the Company Merger will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution was "substantially disproportionate" with respect to the U.S. Holder or was "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in paragraph 2 above). Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in a fractional share interest (determined as described in paragraph 3 above) is more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 28% if the holding period exceeds one year but does not exceed 18 months and to a maximum tax rate of 20% if the holding period exceeds 18 months.

         The foregoing opinion reflects our legal judgment based upon the facts and assumptions presented herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the Internal Revenue Service or any court of competent jurisdiction will agree with this opinion. This opinion does not address federal income tax consequences to the holders of Dissenting Shares.


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         We hereby  consent to the filing of this letter with the Securities and
Exchange Commission as an exhibit to the Registration Statement and to all references made to this letter in the Registration Statement.

                                             Very truly yours,

                                             /s/ SILVER, FREEDMAN & TAFF, L.L.P.